EXHIBIT 3

MANUAL OF ATTENDANCE AT

SHAREHOLDERS’ MEETINGS

EXHIBIT 3

TABLE OF CONTENTS

1. MESSAGE FROM THE MANAGEMENT	3
2. INVITATION	4
3. THE AGE	5
4. PROCEDURES, GUIDANCE AND PERIODS TO ATTEND THE MEETING	6
4.1. Individual Shareholders	6
4.2. Legal Entity Shareholders	7
4.3. Investment Fund Shareholders	8
4.4. Holders of ADRs	9
5. CALL NOTICE FOR THE SPECIAL SHAREHOLDERS’ MEETING TO BE HELD ON NOVEMBER 13, 2015	9
6. EXPLANATORY TEXTS OF THE MATTERS TO BE DISCUSSED IN THE AGE	11
7. RELEVANT DOCUMENTS AND LINKS	11
8. EXHIBIT - Power of Attorney	12

1. MESSAGE FROM THE MANAGEMENT

Dear Shareholders,

We are happy to hereby invite you to attend the next Special Shareholders’ Meeting (“Meeting” or “AGE”) of Oi S.A. (“Oi” or the “Company”), which shall be held on November 13, 2015, at 2 p.m., at the Company’s head office, located at Rua do Lavradio, 71 – 2nd floor, Centro, in the city of Rio de Janeiro, State of Rio de Janeiro.

In connection with the commitments we made to the market, we paid special attention to adopt elevated standards of corporate governance, anticipating the different rights that Oi’s shareholders would have once Oi’s shares are transferred to the Novo Mrecado, implemented the voluntary conversion of preferred shares into common shares, and made sure that voting rights are widely held, without a single defined controlling shareholder.

We take the opportunity to thank you for your trust in Oi and in its Management, reaffirming our purpose of complying with the principles of transparency, equity, accountability, corporate responsibility/sustainability and ethics.

This Manual has been prepared in accordance with the Company’s policy of continuously improving its governance practices and quality of the information provided to our Shareholders.

The purpose of this document is to provide, clearly and accurately, clarifications and guidance in relation to participating in the AGE, enabling the full exercise of your voting right.

This manual shall be read together with the Company’s Management Proposal, available at the Company’s head office and at the website of the (i) São Paulo Stock Exchange (Bolsa de Valores Mercadoris e Futuros – BM&FBOVESPA), (ii) Brazilian Securities Regulator (Commissão de Valores Mobilíarios – CVM), and (iii) Company (www.oi.com.br/ri).

We look forward to meeting you, and your presence is in the Company’s best interest. Your vote is of the utmost importance to Oi.

Yours truly,

Bayard De Paoli Gontijo

Chief Executive Officer

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

2. INVITATION

DATE

November 13, 2015

TIME

2:00 p.m.

PLACE

Rua do Lavradio,71

Centro - 20230-070

Rio de Janeiro - RJ

HOW TO GET THERE

3. THE AGE

The management of Oi invites Oi’s Shareholders to the Meeting to decide and vote on the following Agenda:

(i)	amendment to the heading of article 5 of the Company’s By-Laws in order to reflect the new composition of the Company’s capital stock; and

(ii)	election of alternate members to the Board of Directors of the Company, with corresponding terms of office.

The matter in item (i) above is meant to reflect the changes to the Company’s capital stock due to the voluntary conversion of preferred shares into common shares issued by the Company, as approved at the Extraordinary General Shareholders’ Meeting held on September 1, 2015 and ratified by the Board of Directors in a meeting held on October 8, 2015.

The matter in item (ii) is the election, for corresponding terms of office until the Ordinary General Shareholders’ Meeting that approves the financial statements for the year ended December 31, 2017, of alternate members of the Board of Directors of the Company, taking into account the appointments made at the Meeting of the Board of Directors held on September 18, 2015

The call notice for the AGE will be published in the newspaper Valor Econômico on October 14, 15 and 16, 2015 and the Diário Oficial do Estado do Rio de Janeiro on October 14, 15 and 16, 2015.

Prior to the beginning of the Meeting the shareholders will sign the shareholders’ attendance book.

For the Meeting to begin on the first call, Shareholders representing at least two-thirds (2/3) of the Company’s voting capital must be present at the Shareholders’ Meeting, as prescribed in Article 135 of Law No. 6,404/1976. In the event that there is no sufficient quorum to hold the meeting, the Company shall subsequently inform a new date to hold the meeting on second call.

Once quorum is met, the Chairman of the Board of Directors will convene the AGE. In case the chairman is absent or unable to do so, any director present may convene the AGE. In the event all directors are absent and/or unable to convene the meeting, the Shareholders will elect a person to chair the meeting, and the chairman the AGE’s secretary.

Each common share is entitled to the right to one vote at the deliberations of the Meeting, with the limitations being those in Article 72 of the by-laws. The referred article states that any shareholder or group of shareholders, who represent a common interest or are bound by a voting agreement, and hold or may hold at any time, individually or collectively, more than 15% of the number of shares into which the voting capital stock of Company is divided , will have their voting rights reduced to 15% of the number of shares into which the voting capital stock of Company is divided.

Resolutions at the AGE shall be adopted by absolute majority of votes (neither blank votes nor votes exceeding the limits described in the above paragraph shall be considered).

4. PROCEDURES, GUIDANCE AND PERIODS TO ATTEND THE MEETING

4.1. Individual Shareholders

We ask the Individual Shareholders that intend to personally attend the Shareholders’ Meeting to deliver to the Company’s Management and Corporate M&A Department, located at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro, between 9:00 a.m. and 12:00 p.m., and 2:00 p.m. and 6:00 p.m., at least two (2) business days before the date scheduled in the Call Notice for the Shareholders’ Meeting, i.e., by November 11, 2015, the following documents: notarized copies of the shareholder’s identification document and Brazilian taxpayer’s registry (CPF).

In case Individual Shareholders wish to be represented by proxy at the Meeting, they shall deliver, along with the notarized copy of their identification document and CPF, a notarized power of attorney granting special powers, as well as notarized copies of the legal representative(s)s identification document and CPF. The legal representative(s) must present all the above documents when attending the Meeting. For the convenience of the shareholders, this Manual contains a form of power of attorney that can be used. Shareholders are free to use any power of attorney, as long as it meets the requirements of Law No. 6,404/1976 and of the Brazilian Civil Code.

Shareholders whose shares are registered under the Stock Exchange’s Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas das Bolsas de Valores) also have to deliver a statement of share ownership, issued within the last 2 (two) days.

Foreign Shareholders shall present the same documentation as the Brazilian Shareholders. Nonetheless, the documents to be forwarded to the Company shall be notarized by a competent notary, validated by a Brazilian consulate, and translated into Portuguese by a certified translator.

We emphasize that the early submission of the above-mentioned documents are intended to expedite the process of registration of the attending shareholders and preparation of the Meeting.

4.2. Legal Entity Shareholders

We ask the Legal Entity Shareholders that intend to personally attend the Meeting to deliver to the Company’s Management and Corporate M&A Department, located at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro, between 9:00 a.m. and 12:00 p.m., and 2:00 p.m. and 6:00 p.m., at least two (2) business days before the date scheduled in the Call Notice for the Shareholders’ Meeting, i.e., by November 11, 2015, the following documents: notarized copies of the legal entity’s Articles of Incorporation, Bylaws or Articles of Association, minutes recording the election of members of its Board of Directors (if one exists), and minutes recording the election of its Executive Officers, including the election of the legal representative(s) that will attend the Meeting.

In case the Legal Entity Shareholder wishes to be represented by a proxy at the Meeting, it shall deliver, along with the above documents, a notarized power of attorney granting special powers, the certified copies of the identification document and the minutes reflecting the election of the legal representative(s) who signed the power of attorney, as well as the notarized copies of the legal representative(s)’s identification document and CPF. For the convenience of the shareholders, this Manual contains a form of power of attorney that can be used. Shareholders are free to use any power of attorney, as long as it meets the requirements of Law No. 6,404/1976 and of the Brazilian Civil Code.

Shareholders whose shares are registered under the Stock Exchange’s Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas das Bolsas de Valores) have to deliver a statement of share ownership, issued within the last 2 (two) days.

Foreign Shareholders shall present the same documentation as the Brazilian Shareholders. Nonetheless, the corporate documents to be forwarded to the Company shall be notarized by a competent notary, validated by a Brazilian consulate, and translated into Portuguese by a certified translator.

We emphasize that the early submission of the above-mentioned documents are intended to expedite the process of registration of the attending shareholders and preparation of the Meeting.

4.3. Investment Fund Shareholders

We ask the Investment Fund Shareholders that intend to attend the Shareholders’ Meeting to deliver to the Company’s Management and Corporate M&A Department, located at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro, between 9:00 a.m. to 12:00 p.m. and 2:00 p.m. to 6:00 p.m., at least two (2) business days before the date scheduled in the Call Notice for the Shareholders’ Meeting, i.e., by November 11, 2015, the following documents: notarized copies of the fund’s regulations and the Bylaws or Articles of Association of the fund’s manager, as well as the minutes recording the election of the legal representative(s) that will attend the Meeting.

In case the Investment Fund Shareholder wishes to be represented by a proxy at the Meeting, it shall deliver, along with the above documents, a notarized power of attorney granting special powers, the certified copies of the identification document and the minutes reflecting the election of the legal representative(s) who signed the power of attorney, as well as the notarized copies of the legal representative(s)’s identification document and CPF.

Shareholders whose shares are registered under the Stock Exchange’s Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas das Bolsas de Valores) also have to deliver a statement of share ownership, issued within the last 2 (two) days.

Foreign Shareholders shall present the same documentation as the Brazilian Shareholders. Nonetheless, the corporate documents to be forwarded to the Company shall be notarized by a competent notary, validated by a Brazilian consulate, and translated into Portuguese by a certified translator.

We emphasize that the early submission of the above-mentioned documents are intended to expedite the process of registration of the attending shareholders and preparation of the Meeting.

4.4. Holders of ADRs

In the event of holders of ADRs, the financial institution custodian of the American Depositary Receipts (ADRs) in the United States is the Bank of New York, which shall send the proxies to the holders of ADRs to enable them to exercise their voting rights. Holders of ADRs shall be represented at the Company’s Meetings under the terms of the Deposit Agreement entered into with the Company, by its representative in Brazil, Banco Itaú Unibanco.

5. CALL NOTICE FOR THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING TO BE HELD ON NOVEMBER 13, 2015

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

CALL NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Board of Directors of Oi S.A. (the “Company”) calls the shareholders of the Company to attend the Extraordinary General Shareholders’ Meeting to be held on November 13, 2015, at 2:00 p.m., at the Company’s head office, located at Rua Lavradio No. 71, Centro, in the city of Rio de Janeiro, State of Rio de Janeiro, to decide on the following Agenda:

(i)	amendment to the heading of Article 5 of the Company’s bylaws in order to reflect the new composition of the Company’s capital stock;

(ii)	election of alternate members to the Board of Directors of the Company, with corresponding terms of office.

GENERAL INSTRUCTIONS:

1. The documentation and information relating to the items of the Agenda to be discussed, especially the information required by CVM Instruction No. 481/09,are available for review by the shareholders at the Company’s head office and at its investor relations webpage (www.oi.com.br/ri), as well as on the website of the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) (www.cvm.gov.br).

2. Shareholders wishing to personally attend or be represented by proxy in the Extraordinary General Shareholders’ Meeting must deliver at least two (2) business days prior to the Meeting the following documents to the Company’s Corporate M&A Department, located at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the City and State of Rio de Janeiro, between 9:00 a.m. and 12:00 p.m. or between 2:00 p.m. and 6:00 p.m.: proof or statement of their respective share ownership issued by the depository institution or by the responsible custodian entity, and at least three (3) business days before the general meeting takes place: (i) for legal entities: notarized copies of the legal entity’s Articles of Incorporation, Bylaws or Articles of Association, the minutes recording the election of its Board of Directors (if any) and the minutes recording the election of its Executive Officers that include the election of the legal representative(s) that will attend the Meeting; (ii) for individuals: notarized copies of the shareholder’s identification document and Brazilian taxpayer’s registry (CPF); and (iii) for investment funds: notarized copies of the fund’s regulations and the Bylaws or Articles of Association of the fund’s manager, as well as the minutes recording the election of the legal representative(s) that will attend the Meeting. In addition to the documents listed in items (i), (ii) and (iii) above, as the case may be, if a shareholder is being represented by proxy, the respective notarized proxy, conferring special powers, must also be delivered, as well as notarized copies of the identity documents and the minutes recording the election of the legal representative(s) that will sign the proxy form, as well as the identity documents and Brazilian taxpayer registry of the person(s) acting as proxy. These measures are intended to expedite the process of registration of shareholders attending the Extraordinary General Shareholders’ Meeting.

Rio de Janeiro, October 13, 2015.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

6. EXPLANATORY TEXTS OF THE MATTERS TO BE DISCUSSED IN THE AGE

To help you make a decision on the matters referred to in the Call Notice of the AGE, we recommend you to carefully read the Management Proposal, as found on the Empresas.net system of the CVM (www.cvm.gov.br) and on the Company’s Investor Relations website (www.oi.com.br/ri).

7. RELEVANT DOCUMENTS AND LINKS

- www.oi.com.br/ri - Information about the Company

- www.bmfbovespa.com.br - Various information on listed companies

- www.cvm.gov.br - Brazilian legislation regarding publicly traded corporations

8. EXHIBIT - Power of Attorney

PROCURAÇÃO	POWER OF ATTORNEY
[ACIONISTA], [QUALIFICAÇÃO] (“Outorgante”), nomeia e constitui como seu Procurador o Sr. [NOME], [NACIONALIDADE], [ESTADO CIVIL], [PROFISSÃO], com Carteira de Identidade RG nº [], inscrito no CPF/MF sob o nº [], residente e domiciliado na cidade de [], estado de [], na Rua [], [número], (“Outorgado”) para representar a Outorgante, na qualidade de Acionista da Oi S.A., (“Companhia”), nas Assembleias Gerais Extraordinária da Companhia, a ser realizada em primeira convocação no dia de , às h, na Sede social da Companhia localizada na Rua , Rio de Janeiro, RJ, (“Assembleia”), e se necessário em segunda convocação em data a ser informada oportunamente, na Sede social da Companhia, aos quais outorga poderes para comparecer à Assembleia e votar, em nome e por conta do Outorgante, em conjunto ou isoladamente, independentemente da ordem de nomeação, em conformidade com as orientações de voto estabelecidas abaixo:	[SHAREHOLDER], [IDENTIFICATION] (“Grantor”), hereby appoints and constitutes Mr. [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], bearer of the identity Car N. [], enrolled with in the individual Taxpayer Register (CPF/MF) under N. [], resident and domiciled in the City of [], State of [], at [ADDRESS], (“Proxy”) to represent Grantor, in its capacity as shareholder of Oi S.A., (“Company”), in the Company’s Special Shareholders’ Meeting to be held on first call on st, , at p.m., at the Company’s head office located at , in the city of Rio de Janeiro, State of Rio de Janeiro, (respectively “Meeting” “Shareholders’ Meeting”), and, If necessary, on second call, on a date to be timely informed, at the Company’s head office, to whom powers are hereby granted to attend the Shareholders’ Meeting and vote on behalf of Grantor, jointly or individually, irrespective of the order of nomination, in accordance with the voting instructions established below:

Ordem do Dia:	Agenda:

(1) Alteração da redação do caput do artigo 5º do Estatuto Social da Companhia para refletir mudança na composição do capital social;	(1) amendment to the heading of article 5 of the Company’s By-Laws is in order to reflect the new composition of the Company’s capital stock;

A favor ( ) Contra ( ) Abstenção ( )	Approve( ) Disapprove( ) Abstention( )

(2) Eleição de membros suplentes para compor o Conselho de Administração da Companhia, em complementação de mandato.	(2) election of alternate members to the Board of Directors of the Company, with complementing term of office.

A favor ( ) Contra ( ) Abstenção ( )	Approve( ) Disapprove( ) Abstention( )

[Cidade], [dia] de [mês] de [ano]                     /                     [City] [Month], [date] [year]

Outorgante / Grantor

Por / By: (assinatura autenticada / notarized signature)

Cargo / Title